Exhibit 99.1

SINA Reports Second Quarter 2012 Financial Results

SHANGHAI, China—August15, 2012—SINA Corporation (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•          Net revenues increased 11% year over year to $131.6 million. Non-GAAP net revenues increased 11% year over year to $126.9 million, within the Company’s guidance between $126.0 million and $129.0 million.

•          Advertising revenues grew 12% year over year to $103.1 million, within the Company’s guidance between $103.0 million and $105.0 million.

•          Non-advertising revenuesincreased 5% year over year to $28.5 million. Non-GAAP non-advertising revenues increased 6% year over year to $23.8 million, within the Company’s guidance between $23.0 million and $24.0 million.

•          Net income attributable to SINA was $33.2 million, or $0.49 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $3.7 million, or $0.05 non-GAAP diluted net income per share attributable to SINA.

“We are pleased to continue to grow SINA’s online advertising business despite a challenging macroeconomic environment in China.” said Charles Chao, CEO of SINA. “Our investment in Weibo.com is showing continued traffic momentum, which helps strengthen SINA’s brand, media influence andhigh-end user reach as well as positions SINA to grow market share in online advertising,” Mr. Chao added.

Second Quarter 2012 Financial Results

For the second quarter of 2012, SINA reported net revenues of $131.6 million, compared to $119.0 million for the same period last year. Non-GAAP net revenues for the second quarter of 2012 totaled $126.9 million, compared to $114.3 million for the same period last year.

Online advertising revenues for the second quarter of 2012 were $103.1 million, compared to $91.8 million for the same period last year. Non-advertising revenues for the second quarter of 2012 totaled $28.5 million, compared to $27.2 million for the same period last year. MVAS revenues for the second quarter of 2012amounted to $17.7 million, compared to $19.5 million for the same period last year.

Gross margin for the second quarter of 2012 was 53%, down from 57% for the same period last year. Advertising gross margin for the second quarter of 2012 was 53%, compared to 59% for the same period last year. Non-GAAP advertising gross margin for the second quarter of 2012 was 54%, compared to 60% for the same period last year. The decrease in non-GAAP advertising gross margin was mainly due to increased spending on production-related labor, infrastructure and content. MVAS gross margin for the second quarter of 2012 was 39%, unchanged from the same period last year.

Operating expenses for the second quarter of 2012 totaled $69.8 million, compared to $59.7 million for the same period last year. Non-GAAP operating expenses for the second quarter of 2012 were $66.8 million, compared to $56.4 million for the same period last year.The increase in non-GAAP operating expenseswas primarily due to increased personnel-related expenses and infrastructure-related spending, partially offset by a decrease in marketing expenditures. These changes were mostly related to Weibo.com.

Income from operations for the second quarter of 2012 was $0.2 million, compared to $8.7 million for the same period last year. Non-GAAP lossfrom operations for the second quarter of 2012 was $0.8 million, compared to non-GAAP income from operations of $8.1 million for the same period last year.

Net lossfrom equity investments for the second quarter of 2012 was $3.3 million, compared to $1.3 million for the same period last year. Non-GAAP net earnings from equity investments for the second quarter of 2012 was $0.9 million, compared to $2.3 million for the same period last year. During the second quarter of 2012, the company also recognized a net gain of $32.8 million from equity investments, which included a gain of $45.3 million resulting from the merger of China Real Estate Corporation (“CRIC”) and E-House (China) Holdings Limited (“E-House”) (see further details below) andother-than-temporary impairment of certain investments, including a writedown of $4.2 million related to Mecox Lane Limited.

Net income attributable to SINA for the second quarter of 2012 was $33.2 million, compared to $10.0 million for the same period last year. Diluted net income per share attributable to SINA for the second quarter of 2012 was $0.49, compared to$0.15 for the same period last year. Non-GAAP net income attributable to SINA for the second quarter of 2012 was $3.7million, compared to $13.3 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the second quarter of 2012 was $0.05, compared to $0.20 for the same period last year.

As of June30, 2012, SINA’s cash, cash equivalents and short-term investments totaled $716.3 million, compared to $673.5 million as of December 31, 2011. For the second quarter of 2012, cash used in operating activities was $8.1 million, capital expenditures were $2.8 million and depreciation expenses amounted to $7.6 million.

Others

On April 20, 2012, CRIC merged into and became a 100% subsidiary of E-House. As a result, the Company’s 34.4% interest in CRIC was converted into 29.3 million ordinary shares of E-House, equivalent to a 24.9% interest, and $85.6million in cash.The Company expects to record earning/(loss) from E-House one quarter in arrears, which is consistent with how it recorded earning/(loss) from CRIC. License agreements with CRIC will remain effective, and the Company expects to continue to recognize the related deferred revenues on a straight-line basis at a quarterly rate of $4.7 million.

On August 10, 2012, the Company held its Annual General Meeting of Shareholders. At the meeting, the shareholders re-elected Yan Wang(with 30.4 million shares voting for, 6.0 million shares against and 25,516 shares abstaining) and Song-Yi Zhang (with 35.1 million shares voting for, 1.3 million shares against and 24,649 shares abstaining) as directors of SINA. The shareholders also approved and ratified the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ending December 31, 2012 (with 35.1 million shares voting for, 1.3 million shares against and 13,679 shares abstaining). The shareholder did not approve the amendment to Article 71 set forth in the Second Amendment and Restated Articles of Association of the Company (with 13.6 millionshares voting for, 22.7 million shares against and 37,627shares abstaining).

Business Outlook

SINA estimates that its non-GAAP net revenues for the third quarter of 2012 will be between $145 million and $148 million, with advertising revenues to be between $120 million and $122 million, representing a year-over-year increase between 19% and 21%, and non-GAAP non-advertising revenues to be between $25 million and $26 million, representing a year-over-year increase between 2% and 6%.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenue related to SINA’s equity investment in CRIC/E-House.

Non-GAAP Measures

This release contains financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP gross profit, non-GAAP advertising gross margin, non-GAAP operating expenses, non-GAAP income(loss) from operations, non-GAAP equity earning/(loss) from equity investments, non-GAAP net income(loss) attributable to SINA and non-GAAP diluted net income(loss) per share attributable to SINA.

The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, recognition of deferred revenues and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary,from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows more meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payments and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the recognition of deferred revenues, mostly relating to the license agreements with CRICfrom its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s revenue performance between reporting periods. In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding stock-based compensation and amortization expense of intangible assets from its share of earning/(loss) from equity investments is useful for itself and investors, as these items are excluded to calculate the Company’s non-GAAP measures.

The Company’s management believes excluding gain/loss resulting from the disposal, purchase or impairment of abusiness, investment or non-controlling interest in a subsidiary from its non-GAAP financial measures is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations.  Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

Conference Call

SINA will host a conference call at 9 p.m. Eastern Time on August 15, 2012(or 9a.m. —10a.m. Beijing Time on August 16, 2012) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com. The conference call can be accessed as follows:

US:	+1 857 244 7326
UK:	+44 207 365 8426
Hong Kong:	+852 3002 1672
Passcode for all regions:	28918475

A replay of the conference call will be available through midnight Eastern Standard Time August 22, 2012. The dial-in number is + 1 617 801 6888. The pass code for the replay is 28258216.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com(portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings. SINA.cn provides information and entertainment content from SINA portal customized for WAP users. Based on an open-platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.

Through these businesses and properties and other business lines, we offer an array of services including mobile value added services (“MVAS”), online video, music streaming, online games, photo sharing, blog, email, classified listings, fee-based services, e-commerce and enterprise services. We generate the majority of our revenues from online brand advertising, MVAS and fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully integrate acquired businesses, risks associated with its investments, including equity pick-up and impairment, and any failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2011 and its other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2012	2011	2012	2012	2011
Net revenues:
Advertising	$103,130	$91,787	$78,542	$181,672	$164,132
Non-advertising	28,475	27,176	27,678	56,153	55,042
	131,605	118,963	106,220	237,825	219,174
Cost of revenues:
Advertising (a)	48,472	37,665	44,084	92,556	70,753
Non-advertising	13,150	12,957	13,027	26,177	26,720
	61,622	50,622	57,111	118,733	97,473
Gross profit	69,983	68,341	49,109	119,092	121,701

Operating expenses:
Sales and marketing (a)	34,471	37,880	34,744	69,215	63,598
Product development (a)	26,139	14,377	25,023	51,162	24,640
General and administrative (a)	9,188	7,173	7,321	16,509	12,769
Amortization of intangibles	12	259	108	120	517
	69,810	59,689	67,196	137,006	101,524
Income (loss) from operations	173	8,652	(18,087)	(17,914)	20,177

Non-operating income:
Interest and other income, net	4,782	4,270	3,531	8,313	6,962
Earning/(loss) from equity investments, net	(3,315)	(1,283)	(3,921)	(7,236)	1,065
Gain on sale of /(impairment) on investments,net	32,770	(386)	3,061	35,831	(386)
	34,237	2,601	2,671	36,908	7,641

Income (loss) before income taxes	34,410	11,253	(15,416)	18,994	27,818
Income tax credit (provision for income taxes)	(1,033)	(1,253)	1,274	241	(2,922)

Net income (loss)	33,377	10,000	(14,142)	19,235	24,896
Less: Net income (loss) attributable to noncontrolling interest	132	40	(402)	(270)	(71)

Net income (loss) attributable to SINA	$33,245	$9,960	$(13,740)	$19,505	$24,967

Basic net income (loss) per share attributable to SINA	$0.50	$0.15	$(0.21)	$0.29	$0.39
Diluted net income (loss) per share attributable to SINA	$0.49	$0.15	$(0.21)	$0.29	$0.37

Shares used in computing basic net income (loss) per share attributable to SINA	66,337	65,614	66,185	66,261	64,278
Shares used in computing diluted net income (loss) per share attributable to SINA	66,809	66,848	66,185	66,795	67,203

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$751	$777	$807	$1,558	$1,386
Sales and marketing	754	658	766	1,520	1,178
Product development	868	538	1,067	1,935	968
General and administrative	1,346	1,880	1,133	2,479	3,365

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30,	December 31,
	2012	2011
Assets
Current assets:

Cash and cash equivalents	$243,175	$513,980
Short-term investments	473,122	159,495
Accounts receivable, net	132,797	112,469
Other current assets	52,003	41,966
Total current assets	901,097	827,910

Property and equipment, net	73,151	74,511
Goodwill and intangible assets, net	15,862	15,974
Investments	463,174	463,938
Other assets	8,275	9,114
Total assets	$1,461,559	$1,391,447

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,507	$8,854
Accrued liabilities	182,956	174,972
Income taxes payable	8,494	14,717
Convertible debt	2,200	2,200
Total current liabilities	199,157	200,743

Long-term deferred revenue	117,156	126,529
Other long-term liabilities	1,819	1,826
Total liabilities	318,132	329,098

Shareholders’ equity
SINA shareholders’ equity	1,132,629	1,055,670
Noncontrolling interest	10,798	6,679
Total shareholders’ equity	1,143,427	1,062,349

Total liabilities and shareholders’ equity	$1,461,559	$1,391,447

SINA CORPORATION

UNAUDITED SEGMENT INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2012	2011	2012	2012	2011

Net revenues
Advertising	$103,130	$91,787	$78,542	$181,672	$164,132
Mobile related	17,668	19,515	19,018	36,686	40,802
Others	10,807	7,661	8,660	19,467	14,240
	$131,605	$118,963	$106,220	$237,825	$219,174

Cost of revenues
Advertising	$48,472	$37,665	$44,084	$92,556	$70,753
Mobile related	10,778	11,907	11,677	22,455	24,868
Others	2,372	1,050	1,350	3,722	1,852
	$61,622	$50,622	$57,111	$118,733	$97,473

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	June 30, 2012				June 30, 2011				March 31, 2012
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$103,130			$103,130	$91,787			$91,787	$78,542			$78,542
Non-advertising revenues	28,475	(4,686	)(c)	23,789	27,176	(4,686	)(c)	22,490	27,678	(4,686	)(c)	22,992
Net revenues	$131,605	$(4,686)		$126,919	$118,963	$(4,686)		$114,277	$106,220	$(4,686)		$101,534

		751	(a)			777	(a)			807	(a)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
Gross profit	$69,983	$(3,935)		$66,048	$68,341	$(3,909)		$64,432	$49,109	$(3,879)		$45,230

		(2,968	)(a)			(3,076	)(a)			(2,966	)(a)
		(12	)(b)			(259	)(b)			(108	)(b)
Operating expenses	$69,810	$(2,980)		$66,830	$59,689	$(3,335)		$56,354	$67,196	$(3,074)		$64,122

		3,719	(a)			3,853	(a)			3,773	(a)
		12	(b)			259	(b)			108	(b)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
Income (loss) from operations	$173	$(955)		$(782)	$8,652	$(574)		$8,078	$(18,087)	$(805)		$(18,892)

		3,719	(a)			3,853	(a)			3,773	(a)
		12	(b)			259	(b)			108	(b)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
		4,217	(d)			3,553	(d)			3,578	(d)
		(32,770	)(e)			386	(e)			(3,061	)(e)
Net income (loss) attributable to SINA	$33,245	$(29,508)		$3,737	$9,960	$3,365		$13,325	$(13,740)	$(288)		$(14,028)

Diluted net income (loss) per share attributable to SINA	$0.49			$0.05	$0.15			$0.20	$(0.21)			$(0.21)
Shares used in computing diluted net income (loss) per share attributable to SINA	66,809	—		66,809	66,848	—		66,848	66,185	—		66,185

Gross margin - advertising	53%	1%		54%	59%	1%		60%	44%	1%		45%

	Six months ended
	June 30, 2012				June 30, 2011
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$181,672			$181,672	$164,132			$164,132
Non-advertising revenues	56,153	(9,372	)(c)	46,781	55,042	(9,372	)(c)	45,670
Net revenues	$237,825	$(9,372)		$228,453	$219,174	$(9,372)		$209,802

		1,558	(a)			1,386	(a)
		(9,372	)(c)			(9,372	)(c)
Gross profit	$119,092	$(7,814)		$111,278	$121,701	$(7,986)		$113,715

		(5,934	)(a)			(5,511	)(a)
		(120	)(b)			(517	)(b)
Operating expenses	$137,006	$(6,054)		$130,952	$101,524	$(6,028)		$95,496

		7,492	(a)			6,897	(a)
		120	(b)			517	(b)
		(9,372	)(c)			(9,372	)(c)
Income (loss) from operations	$(17,914)	$(1,760)		$(19,674)	$20,177	$(1,958)		$18,219

		7,492	(a)			6,897	(a)
		120	(b)			517	(b)
		(9,372	)(c)			(9,372	)(c)
		7,795	(d)			6,836	(d)
		(35,831	)(e)			386	(e)
Net income (loss) attributable to SINA	$19,505	(29,796)		$(10,291)	$24,967	$5,264		$30,231

Diluted net income (loss) per share attributable to SINA	$0.29			$(0.16)	$0.37			$0.45
Shares used in computing diluted net income (loss) per share attributable to SINA	66,795	(534	)(f)	66,261	67,203	—		67,203

Gross margin - advertising	49%	1%		50%	57%	1%		58%

(a)         To adjust stock-based compensation related to employee incentives.

(b)         To adjust amortization of intangible assets.

(c)          To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.

(d)         To adjust share of Cric and 9158’s GAAP to Non-GAAP reconciling items, net of share of amortization of intangibles not on their books.

(e)          To adjust gain on sale of/(impairment) on equity investments.

(f)           To adjust the number of shares used in computing diluted net loss per share from diluted net income per share.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	June 30, 2012			June 30, 2011			March 31, 2012
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,961			$1,313			$1,154
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,663			1,540			1,688
Earning/(loss) from equity investments, net	$(2,722)	$3,624	$902	$(583)	$2,853	$2,270	$(3,185)	$2,842	$(343)
Share of amortization of equity investments’ intangibles not on their books	$(593)	$593	$—	$(700)	$700	$—	$(736)	$736	$—
	$(3,315)	$4,217	$902	$(1,283)	$3,553	$2,270	$(3,921)	$3,578	$(343)

	Six months ended
	June 30, 2012			June 30, 2011
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$3,115			$2,309
To adjust amortization expenses of intangible assets resulting from business acquisitions		3,351			3,043
Earning/(loss) from equity investments, net	$(5,907)	$6,466	$559	$2,549	$5,352	$7,901
Share of amortization of equity investments’ intangibles not on their books	$(1,329)	$1,329	$—	$(1,484)	$1,484	$—
	$(7,236)	$7,795	$559	$1,065	$6,836	$7,901

* Earning/(loss) from equity investments is recorded one quarter in arrears.